Exhibit 21

Subsidiaries of Peoples Bancorp, Inc.

The subsidiaries of Peoples Bancorp, Inc. are The Peoples Bank, a Maryland-chartered bank, and Fleetwood, Athey, Macbeth & McCown, Inc., a Maryland insurance agency.